Exhibit 8.1

[LETTERHEAD OF MAYER, BROWN, ROWE & MAW LLP]

[            ], 2004

Aames Financial Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

Re:	Reorganization of Aames Financial Corporation

Ladies and Gentlemen:

We have acted as United States tax counsel to Aames Financial Corporation, a Delaware corporation (“Aames”) in connection with (A) the initial public offering of common shares of Aames Investment Corporation (“REIT”), a Maryland corporation that will elect to be treated as a real estate investment trust for U.S. federal income tax purposes, for approximately $[500] million (the “Offering”), (B) concurrent with the Offering, the merger of Aames Newco, Inc., a Delaware corporation (“Newco”) and wholly-owned subsidiary of REIT, with and into Aames (the “First Merger”), and (C) two business days following the First Merger, the merger of Aames with and into Aames TRS, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of REIT (the “Second Merger,” and together with the First Merger, referred to hereinafter as the “Merger”), with the transactions described in clauses (B) and (C) occurring pursuant to the Agreement and Plan of Merger dated as of [            ], 2004, by and between REIT, Aames, Newco and Merger Sub (the “Merger Agreement”).

Capitalized terms not otherwise defined herein shall have the same meanings attributed to such terms in the Merger Agreement or, where relevant, the joint proxy statement and prospectus included as part of the registration statement on Form S-4 (file no. 333-113891) filed with the Securities and Exchange Commission (“SEC”) in respect of the Merger (the “Merger Registration Statement”), or the registration statement on Form S-11 (file no. 333-113890) filed with the SEC in respect of the Offering (the “Offering Registration Statement”), and all Section references shall be to the Internal Revenue Code of 1986, as amended (the “Code”), unless otherwise indicated. Pursuant to the Merger, holders of shares of Aames’ outstanding common and preferred stock will receive shares of REIT common stock and cash.

You have requested our opinion, concerning (i) certain United States federal income tax consequences of the Merger, as required by Section 2.13(i) of the Merger Agreement, and (ii) the discussion in the Merger Registration Statement under the heading “Material U.S. Federal Income Tax Considerations.” In providing this opinion, we have assumed (without any independent investigation or review thereof) that:

a.	Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that

Aames Financial Corporation

May [    ], 2004

all such documents have been (or will be by the First Merger Effective Date) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

b.	All representations, warranties and statements (i) made or agreed to by the parties to the Merger Agreement, the Merger Representation Statement, the Offering Registration Statement, and other documents relating to the Merger, their managements, employees, officers, directors and stockholders in connection with the Merger and the Offering, (ii) set forth in the letter provided by you to us, dated [ ], 2004, concerning facts underlying and relating to the Merger and the Offering (the “Representation Letter”), and (iii) set forth in the certificate of REIT, dated [ ], 2004, executed by a duly appointed officer of REIT, setting forth certain representations relating to the organization and proposed operation of REIT (the “Certificate”), will be true and accurate at all relevant times;

c.	The officers of Aames and REIT that signed the Representation Letter and the Certificate are knowledgeable concerning the matters and is authorized to make all of the representations set forth therein;

d.	All covenants contained in the Merger Agreement, the Representation Letter and the Certificate will be performed without waiver or breach of any material provision thereof;

e.	The descriptions of the Merger and the Offering in the Merger Agreement, the Merger Representation Statement, the Offering Registration Statement, and other documents relating to the Merger and the Offering are accurate, the Merger and the Offering will be consummated in accordance with such documents, without any waiver or breach of any material provision thereof, the Merger will be effective under applicable corporate law and REIT will be operated in the manner described in its organizational documents and in the Offering Registration Statement;

f.	There will be no trading of REIT common stock prior to the consummation of the Offering;

g.	The Merger will be reported by you on your U.S. federal income tax return in a manner consistent with the opinion set forth below; and

h.	The total amount of cash paid by REIT to holders of Aames Financial stock in the First Merger will constitute no more than 50 percent of the total amount of consideration paid by REIT in the First Merger, which for this purpose is the sum of (i) the amount of such cash and (ii) the fair market value of the shares of REIT common stock given in the First Merger.

Aames Financial Corporation

May [    ], 2004

This opinion is based on current provisions of the Code, the United States Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

Based upon and subject to the foregoing, it is our opinion that, (i) the discussion in the Merger Registration Statement under the heading “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects, and (ii) for United States federal income tax purposes, (a) the Merger should be treated as a reorganization within the meaning of Section 368(a) of the Code and (b) Aames, REIT, Newco, and Merger Sub will not recognize any gain or loss as a result of the Merger. Assuming that the Merger is treated as a reorganization for United States federal income tax purposes, the following are the material United States federal income tax consequences of the Merger:

1.	Holders of Aames stock that exchange such stock in the Merger would recognize gain equal to the lesser of (i) the amount of cash consideration they receive in the Merger or (ii) the excess of (A) the sum of the fair market value of the REIT stock and amount of cash consideration they receive in the Merger over (B) their adjusted tax basis in the Aames stock surrendered in the Merger.

2.	Holders of Aames stock would not recognize any losses in the Merger.

3.	The holding period of REIT stock received in the Merger by a holder of Aames stock would include the period during which the holder held such shares surrendered in the Merger.

4.	The aggregate tax basis of the shares of REIT stock received in the Merger by a holder of Aames stock would be the same as that of the Aames stock surrendered in the Merger, increased by the amount of gain recognized (as described in clause 1, above), and decreased by the amount of cash received by such holder in the Merger.

This opinion is rendered to you in connection with the Merger. This opinion may not be used or relied upon by persons other than Aames, Aames’ shareholders, and REIT, and their affiliates, or for any other purpose without our prior written consent. This opinion is based on facts and circumstances existing on the date hereof.

Aames Financial Corporation

May [    ], 2004

We hereby consent to the filing of this opinion as an exhibit to the Merger Registration Statement and to the use of the name of our firm therein and under the caption “Material U.S. Federal Income Tax Considerations” in the Merger Registration Statement.

Sincerely,

Mayer, Brown, Rowe & Maw LLP